Filed by Leo Holdings III Corp (Commission File No. 001-40125)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Local Bounti Corporation

Form S-4 File No.: 333-257997

This filing relates to the proposed business combination (the “Business Combination”) between Leo Holdings III Corp, a Cayman Islands exempted company (“Leo”), and Local Bounti Corporation, a Delaware corporation (“Local Bounti”), pursuant to the terms of an Agreement and Plan of Merger, dated as of June 17, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Leo, Longleaf Merger Sub, Inc., a Delaware corporation, Longleaf Merger Sub II, LLC, a Delaware limited liability company, and Local Bounti.

The following is a transcript of Local Bounti’s Investor and Analyst Day presentation first made available on October 15, 2021.

Cody Slach: Hello, everyone. My name is Cody Slach with Gateway Group, and we’re very pleased to have you today to Local Bounti’s Investor and Analyst Day presentation. I want to introduce the CEO of Local Bounti Craig Hurlbert. Craig?

Craig Hurlbert: Cody, thank you so much. Thank you for setting up the program today, and it’s certainly an exciting time for us. We’re so excited to be with all of you today. It’s unfortunate we can’t be together. In these times we’re living in, it makes it difficult to all get together in the same place. However, I believe this vehicle will go very well. We have a great program laid out today and we look forward to getting together with you down the road. I think once you see one of our facilities, I think you’ll be very excited. we’ll do our best today to portray our enthusiasm and our excitement for where we’re at. I think we’ll start with just a few introductions on the Local Bounti side of things.

As Cody said, my name is Craig Hurlbert, Co-Founder, Co-CEO of Local Bounti. We also have Travis Joyner with us, also the Co-Founder and Co-CEO, who also happens to be my best friend. We have Kathy Valiasek, our CFO, who is just an amazing addition to our team. Kathy came on board around late March. We also have Mark McKinney, our Chief Operating Officer, who you’ll hear from today later, a tremendous experience in the agricultural world. We have Dave Vosburg, who’s our Chief Innovation Officer. Dave’s been in the indoor farming business for seven years and is a wealth of information and is just a great resource here at Local Bounti.

We also have Gary Hilberg, our Chief Sustainability Officer. Gary has a long career in the energy space or measuring and transparency are commonplace. Gary brings a wealth of information and a whole lot of expertise to our sustainability efforts. We also have Jeff Leggott, who’s in our Financial Group Chief of Staff. He’s with us as well. He’ll be running the slides for us today.

Without further ado, well, we’ll jump right into the presentation. I’ll start with just a quick introduction of myself. As I mentioned, my name’s Craig Hurlbert Co-Founder and Co-CEO. I started my career in investment banking and ended up in the energy industry where I had a big job at General Electric, during the Jack Welch’s glory days of the 1990s, had an opportunity to attend all of the GE executive training courses in Crotonville and really more importantly, just learn how to behave as an executive inside, at that point in time, the best-run company in the world.

In addition, I had an opportunity to build a fast growth sales team for a business inside of GE Power Systems World. My last quarter at GE, my sales team closed over a billion dollars in backlog. Because of that, I was very popular at GE at that point in time. The next logical step for me was to take a role as a CEO, which I did in 1999. Over the next 14 years, I ran two different businesses in the energy space, both of which had successful exits.

The second one, we built from the ground up into a global provider of what I’ll call modular energy solutions for the power, HVAC and data center world. During my time there, we delivered over 2200 modules to 33 countries worldwide. I’ve served on over 20 board of directors and I was also selected to be the Ernst and Young Entrepreneur of the year 2009. A lot of leadership experience between Travis and myself, a lot of experience in the energy space.

I know many of you are aware of the controlled environment agriculture world and are aware of this pending food challenge that we have, but to some degree or another, and I’ll touch on this very briefly, the world is facing an imminent agricultural crisis. It’s estimated that the world will acquire roughly 70% more food in just 30 years. That’s all of our lifetimes, and yet 30% of the farmable land has been lost in the last 40 years.

If anything, COVID has only exacerbated this problem. The industry has been ready for a technology-driven disruption and that’s exactly what controlled environment agriculture, or you’ll hear many of us say today CEA has done. It provides a sustainable solution to a growing agricultural problem. It was clear to Travis and I, that CEA was going to play a big role in solving this global challenge.

There are many obvious reasons, kind of industry-wide 90% less water, 90% less land, no herbicides and pesticides, fewer food miles, for sure, cut down on a lot of the cold chain challenges, year-round production, and improved worker welfare, just to name a few. CEA delivers a more reliable food supply system that’s also more sustainable. That’s just an amazing combination in the world we’re living in today. We talked to many, many retailers and then consumers that were frustrated.

I know in my family, we’ve thrown away way too much produce over the last 25 years and it’s frustrating. There’s a solution to that. We’re going to talk about that today. In addition, all major global corporations have really adopted serious sustainability targets. It’s no longer a philanthropic type of an endeavor. Sustainability companies are getting very serious about it and food waste is way up on their radar. Local Bounti produce just simply lasts longer. It’s because of the way it’s grown and harvested that it’s just grown with less bacteria on it and we’ll get into some of this today. Bacteria is really what causes the produce to degrade faster.

Traditionally, grown lettuce can last three to five days in your fridge, our product can last 3 to 5 weeks. It’s a game-changer both for the retailer and for us, the end consumers. That’s really exciting to everybody. It’s one of the rare cases where you’ve got a technology breakthrough and one that can deliver a superior product and is more sustainable grown really at the end of the day, If you think about it, it’s just all at the same price point. It’s a better product, customers are going to clamor for this over time. The TAM for this market in the US alone is $30 billion and yes, less than 1% of that today farmed indoors. Local Bounti’s focused on the 17-state region, what I’ll call in the Western part of the United States.

We see ourselves as the first mover in those markets and as a result, that’s obviously a big advantage. One thing to think about is in the produce area today, there’s a genuine lack of transparency. It’s very frustrating, you don’t really know what you’re buying. In fact, is organic really even an organic product. We know that the product is triple washed. We know that the product uses herbicides and pesticides, has sodium and all kinds of other things attached in this triple washing process that they go through. That is not transparent to the customer. Part of what has to happen is a lot of that transparency needs to come forward.

I think it’s important to level-set everybody on why Travis and I even started Local Bounti, to begin with. We about three years ago were convinced as I mentioned a moment ago that CEA was going to play a big role in where we were going as an agricultural industry. However, after doing exhaustive research, and keep in mind we were looking to make an investment in an existing business.

After our exhaustive due diligence, we couldn’t find a business that we felt embodied the characteristics necessary to succeed over the long term in what we view is a high-growth, capital intensive, global commodity-based market. There are two major reasons why we did not make an investment at that point in time and decided to start Local Bounti. The first one is the management teams we met with had a genuine lack of curiosity around unit economics. That led to what we see now is a lot of them having negative gross margins.

Local Bounti has positive gross margins in the first year of operation of our very first facility. The second reason we did not make an investment is because we didn’t see a lot of experience managerially in putting facilities in the ground. There is a heavy construction and operational component to the controlled environment agriculture business maybe because Travis and I came from the energy world where people build big facilities and then get them up and running. We had many, many reps of doing that, we just didn’t see that level of expertise in the industry.

Because of those two main reasons and many other sub reasons, we just looked at each other and said, “I think it’s time to start a new business,” and that’s how Local Bounti was founded. We looked at each other and said, we could bring something new here. Because we brought this clean-sheet approach to this industry, we were able to move very, very quickly, intentionally, working backwards from our due diligence, intentionally solving for the problems that we saw. Because we did it this way, we were able to do it with a fraction of the equity that others have used inside of the industry.

We call ourselves good stewards of capital, maybe that’s because we were investors. We like to call it also capital efficiency. We talked about overtly with our management team. To illustrate some of the progress we’ve made in just three short years. First, we have built our first commercial-scale facility, it’s up and running, and we’re delivering produce to over 500 grocery stores today. Our first facility has proven something very important, and Travis is going to touch on this in a minute. Our patent-pending, high-yield, low-cost technology, what we call Stack and FlowTM is delivering one and a half to two times the yield of that of our competition.

That right there has tremendous ramifications financially throughout our whole business. I’ll say that one more time, our technology patent-pending, high-yield, low-cost, Stack and Flow is delivering one and a half to two times that of our competition. Next, we’ve located our second facility and that facility will have roughly 3-4x the size of our first facility. I bring this up because I want you to understand we’ve applied a principle that’s very mature in the energy industry and we didn’t see it in the CEA space and that is a go slow so that you can go fast later strategy.

Our first facility has 12 units, our second facility will have three times and maybe more of our first facility. We started small so that we could go big later. Go slow to go fast. This approach has so many benefits just to name a few. We perfected our engineering and our plant design, pressure tested the supply chain. We’ve been able to make sure we have the right resources and skillsets onboard, but more importantly, and maybe most importantly, we were able to do all of this very, very capital efficiently.

As a result, today, we find ourselves in a cookie-cutter facility build-out mode. Able to scale the business quickly and if you think about it, we’re not worried about what we’re going to get out of our second facility, because we already know what we’re getting out of our first facility, and we know we’re making improvements there. Those improvements will be baked in to the next facility.

The third thing I will mention as it relates to what we’ve accomplished in a short period of time is we have entered into a multilayered relationship with the global AgTech conglomerate Cargill. Cargill sees indoor agriculture as 100% inevitable and like them, most of these large AgTech companies, most of their customers are coming to them, and in this case, Target came to them and said, “We don’t want to be buying traditionally grown produce by 2025.”

We started working with the Cargill team at the start of this year and it’s manifested in two ways that we’re participating together financially. The first one is we have entered into a debt facility, $200 million debt facility that provides us the debt required to build out our next four to five facilities. In addition, they’re also invested in the PIPE.

What’s exciting to Travis and I is that when we started working with Cargill, they obviously did a tremendous amount of due diligence. They’re a very serious business, and as they started to learn more and more about us as a team, more and more about our focus on unit economics, more and more about our executional capacity and abilities, they wanted to get more aligned with us. It started out with a depth discussion, it ended up with a PIPE investment.

Now, what does this mean to Local Bounti? It means that they are going to, this has already happened, it’s already started. They’re walking us directly into their customers with the end goal of coming out with offtake agreements, so that I’m sure they’re thinking they can secure their debt, and from our perspective, we could grow the company and they’re also on the equity side of the investment as well. Very, very important relationship with Cargill and look forward to answering any questions on that if you may have it at the end, I know we have ample time for questions.

Craig: Let’s jump into our four main diversification, way we’re different than other firms you’ve maybe looking at, or you’ve already invested in. It’s simple. Four simple things, but very complicated. Number one is unit economics. I’m not going to spend a lot of time here because Travis is going to get into this in just a minute.

Unit economics is critical in every business. It was critical at GE. It was critical for Chuck and it’s definitely of critical in the controlled environment agriculture business. Number two is local. When we were doing our due diligence, one word kept coming back over and over again from end consumers to retailers, food service, everybody local, local, local wherever you are you’re local.

It was so important we ended up building right into the name of the company and being local means a serious challenge. The challenge is you have to be distributed. You can’t build one facility or a series of facilities in one place, and then distribute from there. You’re just removing traditional agriculture, let’s say from Salinas and you’re moving it to one place indoor, that doesn’t get to local. In order to get your unit economics on a distributed profile, many of our competition are trying to get huge to get the unit economics.

We had to be able to have a distributed footprint, which would allow us to get great unit economics on a distributed profile, facility profile. We back solved for that, which allows us to put our facilities within a couple hundred miles of the end consumer so that we can brand ourselves as local and the customers can believe in the product. Local is very important.

The third way we’re looking to differentiate ourselves is through branding. We believe branded products just; branded companies trade at higher multiples. The produce section of the grocery store has been largely unbranded. I think that’s why there’s this lack of transparency that we see in this space.

The third voice after Craig, Travis, Chuck, and then Josh White was the fourth voice inside of our building. Josh has an extensive background in branding. He branded Chobani with the founder from zero all the way to a billion dollars. He’s branded countless other food businesses. Josh has joined Local Bounti, shut down his creative agency. His whole team is underneath our umbrella. Josh is really excited. You’ll hear from him in a minute about getting his hands on a largely unbranded part of the grocery store, the produce section that we believe is going to really differentiate Local Bounti from our competition and really help connect us to our end customer.

Then the fourth way on the diversification is really around sustainability. Controlled environment agriculture, in general, is a big sustainability winner when compared to traditional agriculture, but because of our unit economics and our focus on the financial side of the business, we believe our sustainability metrics will be better than other CEA players, definitely better than traditional agriculture, but our commitment on sustainability may be a little bit different than others you’re talking about or talking to and that is we are committed to complete measurement and complete transparency. Gary Hilbert, who I just introduced a minute ago, is a former CEO from the energy space. He has got his GRI certification, and we are going to lead the CEA industry in complete transparency and measurement on the sustainability side. We’re already hearing from our customers that’s what they want.

They want us to help them with their own sustainability metrics. We believe by having the best sustainability metrics of the bunch in the CEA space is going to be a commercial winner for us, as well as just being the right thing to do. With that, I’d like to turn it over to Travis. Travis is going to talk quite a bit about our technology and how we’re able to unlock the unit economics that we have.

Travis, I’ll turn it over to you.

Travis Joyner: Thanks, Craig. My name’s Travis Joyner Co-Founder, Co-CEO of Local Bounti, career started in management consulting as well as qualitative and quantitative research. Have my law degree, my PhD emphasis was in market research and statistics. For the last 10 years, as Craig said, we’ve been investing in mostly energy, water, Ag-infrastructure, and tech businesses.

I also have a deep industrial background sat on many boards and it was roughly four years ago, we started to dig into CEA. For us, what that means is tremendous technology due diligence, and where we started was vertical farming. We were very interested in the high yield potential of vertical farming also because the first two letters in CEA stand for controlled environment, you have to know something about HVAC, something that Craig and many members of the Local Bounti team know a lot about.

When we started digging into vertical farming, here’s what we found, while it was high yield, it had some challenges, and the challenges were all-around cost. When you think about it, as you try to grow a bigger plant, say a full head of lettuce longer crop cycle, there’s an exponential scale-up and LED lights, more LED lights means more ways to heat. Bigger plants means more transpiration, more humidity means you have to exponentially scale up some of those CapEx costs.

While it was high yield, it was also very high cost. Then we went to the opposite end of the spectrum, greenhouse farming spent a bunch of time in Europe, and what we found there is while it’s lower cost, lower CapEx, lower OPEX, it’s also lower yield. As we began to look at starting a business, we founded Local Bounti around the principle of high yield, but low cost, and as we began to design our facility, every single facility investment decision was ultimately scrutinized the lens of ROIC and then we began to intentionally back solve for the most impactful variable to unit economics, which is the greenhouse cycle, shortening that greenhouse cycle down as much as possible everyday matters.

What we found, the best way to do that was to take the best of vertical farming, and the best of horizontal or greenhouse farming in a hybrid technology model that we call Stack and Flow. Very simply, what we do is we take as many levels and as many plants and we stack them. As we stack them when those plants hit their target recipe maturity, that’s when we flow them into the greenhouse phase.

We have a pioneer patent pending on the Stack and Flow technology, we have another 12 patents in process. Here are the basics of how it works. The stack phase is all about one thing, young plant development, growing vigorous, young plants that are ready to catch their explosive growth cycle in the greenhouse space and there’s two key components to the stack phase, it’s important to understand. The first is the concept of space and energy efficiency. What we do in the stack phase is we take hundreds of thousands of seedlings, we stack them and when you think about it, inside the stack phase, we’re talking about hundreds of plants per square foot versus the greenhouse phase, single-digit plants per square foot.

Getting the most out of your square footage in this business is everything and ultimately, that stack phase drives tremendous energy and space efficiency and energy and space efficiency for us translates into CapEx OPEX efficiency, which I’m going to talk about here in a little bit. Our stack phase takes up a fraction of the total square footage of our facility. I think the next most important point to take home on the stack phase is really all about the time in the stack.

What we do is we push as many weeks and months of the plant’s life into that stack phase as economical and as we push plants into that stack phase, what it allows us to do is steal days and weeks from the greenhouse space. As you steal days and weeks from the greenhouse space, that’s the key to unit economics because it allows you to turn the farm more times per year. When our plants reach their target recipe maturity from the stack phase, that’s when we use efficient mechanization to flow them into the greenhouse phase.

As our plants make their way into the greenhouse phase, the plants have access to plentiful nutrients, sunlight, and the space required to complete their grow out. Now, our greenhouses are different than traditional greenhouse farms in two key ways. The first is the concept of white space. Traditional greenhouse farm, crack the seed, plant is very, very small, put the plant right in the greenhouse and that means that the first third of the greenhouse or more, has tremendous whitespace.

When we looked at whitespace inside of greenhouses, it didn’t make sense because whitespace spelled tremendous space and energy, inefficiency. Heating and cooling, lots of square feet, that aren’t really delivering a lot of value at that point, there’s a more efficient way to do it. That’s one way our greenhouses are different. You can see the picture of our greenhouse down below. No whitespace, it’s all green.

Another way that our greenhouses are different is separated in climate and water zones. Most greenhouse farms only have a couple of environments. Couple of environments means that you can only grow a couple of things or if you’re trying to grow many things, it means you’re growing many things sub-optimally. We wanted to back solve for product and SKU diversity, so what we did, you can see down below our greenhouse has a demising wall that’s our loose-leaf romaine greenhouse. That demising wall enables us to customize the environment for whatever it is that we’re growing.

That greenhouse in that bottom picture down below, that’s our loose-leaf romaine greenhouse, romaine loves North Cal temperatures. That greenhouse, it gets North Cal temperatures 24/7 365, highs in the low 70s. Next door, we want to grow basil. Basil doesn’t like North Cal temperatures; it likes Maui temperatures. We can crank it up to the low 80s next door, grow basil.

Really, in addition to product and SKU diversity, and solving for that it’s also down to a very simple principle, happy plants, happy tastebuds. If you put the plants in the environment they’re meant to grow in, they’re going to grow better, they’re going to taste better. As we began to commission our facility, we had an absolute maniacal focus on every single variable that could potentially reduce those greenhouse days.

We looked at everything, we looked at the recipe, the time in the stack, the greenhouse flow cycle, environmental variables, form factor manipulation, whatever the heck it took, we were willing to try it. The result we have materially impacted the crop cycle. When you look at traditional vertical farming, apples to apples for what we’re growing, their crop cycle typically anywhere between 24 and 30 days. You calculate how many times they turn the farm per year. It’s 365 divided by 24 to 30.

Important to note that for vertical farms, you’re not going to see them growing a big head of lettuce. The reason is that exponential scale-up and CapEx and OPEX required. For a greenhouse farm, their typical crop cycle’s anywhere between 24 and 50 plus days. Local Bounti today, our crop cycle is anywhere between 16 and 28 days. I had the benefit of talking to a European head grower not that long ago. I held up this head of butter lettuce that we grew in our facility.

I asked them how many days would it take you to grow this into your facility? He said months. I said how long, give me a sense? He said 60 days. I didn’t have the heart to tell him that today we’re growing that head of butter lettuce inside of our greenhouse in 28. The exciting thing for Local Bounti, we possessed the mentality from day one, focusing on the things that matter.

Those greenhouse days, what we like to say about those greenhouse days is we’re coming after those days, each and every day we are attacking the crop cycle. We train up our team members in the greenhouse. We tell them when you walk by those plants in the greenhouse, put them on notice your days are numbered. The exciting thing is they are. When we started growing, for example, loose-leaf romaine, our crop cycle was roughly 26 days. Today, it’s 16.

The exciting part is we have line of sight on a much lower crop cycle. Here’s what happens if you reach a target crop cycle of 10 to 12 days, we’ve got line of sight on a much lower crop cycle. Here’s what happens. You turn the farm 30 to 36 times per annum. You turn the farm that many times per year, a couple things happen first and foremost is it’s highly disruptive to outdoor ag.

Second is it’s a massive windfall to the unit economics. Every additional turn you get out of that greenhouse matters for margin. The exciting thing is we’ve seen accelerations of crops moving from outdoor to indoor before. It was roughly 10 years ago, Wendy’s laid down the edict. They said we’re tired of outdoor tomatoes. We’re sick of E. coli, we’re sick of the waste. We’re moving indoors. Fast forward today, tomatoes are 70% indoor. Leafy and herbs today, 1% indoor. We’re at the very beginning of a food production infrastructure transition and we’re focused on an area of the market where we have an opportunity to be first mover across many grocery shelves.

Ultimately, it all comes down to unit economics, so I’m going to touch on how we think about unit economics. I’m, ultimately, going to translate those unit economics into facility economics. How we think about unit economics say, for that romaine lettuce that I showed you here just a second ago, loose-leaf romaine. What we do is, first, we think about how many turns do you get a year. 365 days divided by a 16-day crop cycle, that means you get roughly 23 turns per year. Then you’re looking at how many pounds can you generate from a single greenhouse in a year. Then translating pounds into units for sale, and then multiplying units for sale times the price that we get from the retailer.

Here’s how our target unit economics manifests on a facility basis. On the next slide, you can see, I walked you through how we calculate it unit for sale per year. Then getting to that greenhouse equivalent number. Our next facility in Pasco, Washington is going to be roughly 32 greenhouses. You take those 24 greenhouses of target revenue, in 2025, roughly $750,000 a greenhouse gets you 24.1 of net revenue on roughly a $40 million capital costs.

Down below, we’ve got an example of just the greenhouse facility, so no stack phase, and how their capital efficiency compares to Local Bounti on roughly the same capital cost, we have incrementally more net revenue. Reason is we’re turning the farm more often per year. More turns means more pounds, and more revenue ultimately. As it relates to the cost side, important to call out a few things. Our labor costs are lower as a percentage of revenue.

We are really chasing automation in all four corners of our facilities, but the big one is utility cost. Because of the tremendous space and energy efficiency gain inside of the Stack and Flow technology, remember, no whitespace, we don’t heat and cool anywhere near as many square feet as a traditional greenhouse farm does. The result is our utility costs 60% lower than a traditional greenhouse farm. How it all stacks up ultimately for Local Bounti, tremendous capital efficiency, 3x capital cost to EBITDA compared to seven and a half capital cost to EBITDA with a traditional greenhouse facility.

The exciting part for us is we have line of sight with north of seven SKUs 90% to 95%. Those seven SKUs are capable of producing 90% to 95% of our 2025 target unit economics which is very exciting. We’re moving very, very fast.

Now I’m going to touch on our go-to-market SKUs and how that’s evolved. We’re going to market with eight SKUs in three different areas of retail. Very exciting. We just launched our spring mix. I think if you would have asked Craig and I five years ago, living more in the industrial world if we were going to end up being spring mix guys, we’d probably told you’re crazy, but here we are.

Our spring mix is delicious. Our philosophy all along has been more SKUs occupying more areas of retail is an opportunity to ultimately replace more field-grown product and build more brand awareness. I think the exciting part about our brand is that like a Chobani, this is a product that has superior taste, texture, flavor. It’s longer-lasting. Our SKUs lasting, on the lettuce side in excess of 30 days in our home refrigerators and living herbs even beyond that.

We get the brand local, pesticide-free, sustainably grown, non-GMO. It’s a great story to the customer. Being in three to five areas of retail over time will give us an opportunity to really grow our SKU count. I think it’s a real testament to the great people of Local Bounti that we already have eight SKUs with very favorable unit economics. Today, we are already in roughly 500 grocery stores and the retailers, and the customers really love our product. We’re in roughly 88 Albertsons Safeway stores across the mountain West Division. The feedback that we get is tremendously positive.

I think the really exciting thing about having a great brand, great products, and a great business that does good is, it’s not only important to winning the hearts and minds of customers, it’s also really important to building a great team. I think at Local Bounti, and I’ll hand it off to Craig to talk about it, we’ve done a tremendous job recruiting grade-A talent in all four corners of the business.

Craig: Thanks, Travis. Appreciate it. For sure. We all know great companies have great people. I think in today’s world, maybe all of you can feel this as well. I think people want to work with companies that are maybe more aligned with their goals, their individual goals, or maybe beliefs than maybe ever before. That’s certainly been the case here at Local Bounti. It’s really hard for Travis and I to do all the talking because we’re supported by so many talented people.

I really want to focus on the diversity, people coming from all different types of industries, to give you an idea, the person that does our construction is from Amazon. He ran all of Amazon’s construction. He’s excited to be with us because Local Bounti is game-changing. It’s sustainable. It fits his own personal beliefs. Same with Mark McKinney. Mark long career traditional agriculture brings a lot of experience and knowledge. Mark joined Local Bounti, again for similar reasons and our whole team I think has really come together.

We’ve got an amazing culture inside the business. I think as a way to maybe showcase some of that talent, we prepared a short video based on many of our presentations, a lot of questions come about, and we’ve taken some of those questions and let our team address those individually. With that, Jeff, let’s run that video and you’ll get a chance here to see some of the talent inside of Local Bounti.

[start of video playback]

David Vosburg: Hi, my name’s David Vosburg.

Meaghan McGrath: I’m Meaghan McGrath.

Josh White: My name is Josh White.

Aaron Sumption: My name is Aaron Sumption.

Gary Hilberg: I’m Gary Hilberg.

Alberto Aceves: Alberto Aceves.

Mark Nelson: My name is Mark Nelson.

Mark McKinney: I’m Mark McKinney. I’m the Chief Operating Officer.

Meaghan: I’m the Director of Product Development.

Aaron: I’m the Vice President of Sales and Distribution.

Mark: I’m on the board of directors.

Gary: I’m the Chief Sustainability Officer.

David: I’m the Chief Innovation Officer.

Josh: I’m Chief Marketing Officer.

Alberto: I’m the Corporate Head Grower for Local Bounti.

McKinney: The group of people we’ve assembled is top-notch. I have managed hundreds of thousands of acres of farm projects in six different countries.

David: I’ve been in indoor ag for over 7 years. I’ve been in growth-stage companies over a dozen years.

Mark: Most recently, I served as CFO and before that as COO for Beyond Meat, having taken them public in May of 2019.

Alberto: I have been in the greenhouse industry for the past 20 years. I have experience growing tomatoes, bell peppers, mini cucumbers, leafy greens, tulips, in low tech, high tech, mid-tech.

Gary: Prior to Local Bounti, I was in the energy infrastructure segment primarily with data centers and energy generation. Most recently with the focus on building sustainable assets.

Meaghan: I’ve been in the produce industry for six years, the last three of which in the CEA space, across very roles in strategy, marketing and sales.

Josh: Over my 20-year career in marketing and innovation, I’ve been fortunate to build some of the world’s most iconic brands from the ground up, including Chobani, where I saw explosive growth and lightning in a bottle success firsthand.

Alexis: I’ve been in the produce industry since 2006 and I’ve got a deep background in retail, grocery food service, and controlled environment agriculture.

McKinney: The Local Bounti business model is modular construction, and we can scale rapidly and we can put our facilities near strategic partners as well as regional consumer demand centers. We have assembled an impressive team where we can go faster, and we can create an impressive business model that traditional ag is incapable of.

David: In my career in indoor agriculture, I started off in vertical farming and huge challenges in CapEx upfront and amortizing that over a long period of time. Then I transitioned to greenhouse production, and I found that although the CapEx was lower, the yields were lower. When I found Local Bounti with its ability to combine vertical nurseries with horizontal grow out and achieve an order of magnitude, better productivity, I was really excited.

One of the interesting things we can do with that technology is we can cycle our crops very quickly. That enables us to iterate and learn at a rapid rate and accelerate our yields. We also grow with segregated production, and that means that different crop types are growing in different areas with different temperatures. For example, if we want to grow basil, we can recreate the environment in Maui, that allows us to have a plethora of SKUs and allows us to serve our customers better.

Meaghan: Local Bounti’s products are unique because they’re exceptionally fresh and we’re really able to elevate that sensory experience for the consumer because of our control. What that control enables is for us to bring in varieties that have historically been hard to grow in the field. We’re able to do that indoors. We’re also able to locate these facilities close to our end markets, allowing us to shorten that time and distance from harvest to the plate, providing that exceptional consumer eating experience.

When we think about product development here, we think about it in two ways. First, we want to create products that meet consumers where they are today. We also want to anticipate where that market is going and how trends are evolving. Any successful food business needs to have consistently great-tasting products that people love to eat. That’s really top of mind for us here at Local Bounti. We do consumer research to really understand how people are engaging with our products, what they like, what drives purchasing decisions, and where the opportunities are.

We take that information and create a product concept. With that product concept, we work with our R&D team to make it a reality where they bring together their experience in genetics and production and so on to make it. We kick off a series of trials that scale up over time, all the while making sure that we’re hitting our unit economics targets, as well as that sensory eating experience that we’re hoping to bring to market.

McKinney: What’s disruptive about what Local Bounti is doing in the fresh produce industry is two things. Number one, our skew diversity is going to trump the other players in this industry. We are simply going to be able to grow more skews that are relevant and high volume for this industry to utilize. Secondly, it’s our focus on unit economics. This is something that the controlled environment, agricultural industry has really not got their arms wrapped around. From that perspective, Local Bounti is going to take a wider assortment to the industry with a heavier focus on unit-level economics and it’s going to pierce through all the other static that’s happening right now.

Mark: Similar to how Beyond Meat disrupted the animal protein industry, we believe controlled environment agriculture or CEA has substantial benefits over incumbent outdoor agriculture. I believe Local Bounti will be successful due to a strong commitment to branding with a sharp focus on the consumer, utilizing its local production and distribution model, which consumers are increasingly demanding. Also, through an intense focus on cost efficiency with better unit economics and increased leverage on our expanding production footprint.

Finally, with its strong management team that is laser-focused on executing this strategy. The businesses that survive in this industry will be successful in delivering a better cleaner product, which is produced locally and ultimately delivers a good value proposition for the consumer.

Alberto: We are developing and growing in very different ways than the rest of the industry is doing it, taking the best out of vertical growing and greenhouse growing and combining it to give us a very unique growing system that allows us to have faster turnarounds and better quality. The unique thing by combining the best of the vertical and the greenhouse growing methods, allows us to shorten our crop cycles to the point that pest cannot complete their life cycle. Thus, we have very low pest pressure, and we have zero pesticide approach.

Gary: You’re going to find that one of the big differences about Local Bounti is that we are looking at being aggressively transparent.

Mark: On the environmental side, the corporate focus on yield aligns very closely with the sustainability there. We are going to be able to grow more produce in the same land for the same commodity water and energy at the same time and reduce our greenhouse gases per unit to sale.

Josh: Brand was always a key ingredient to Local Bounti’s strategy for success from day one. Early on, it was painfully clear that the leafy greens category was completely disrespected. Research showed us that the leafy greens consumer—conventional and organic—have little to no brand recall or brand affinity. We identified this white space as a huge market opportunity.

Local Bounti understands that the way into the consumer’s heart and stomach is to provide a locally produced product that is incredibly tasting, fresher, longer lasting like a carrot in your fridge, and affordable, but to really earn our consumers trust, we need to be a lifestyle brand, building a deeper connection they can trust, love and care about, and that brand affinity and that loyalty translates to higher margins. That’s why branded companies tend to trade at higher multiples.

It’s time to start a new chapter in agriculture, for our consumers, for our retail partners, and for our planet. It’s not enough to just innovate, we need to reimagine freshness, we need to pioneer the extraordinary, and we need to empower our farmers, we need to reconnect our communities, and we need to turn a new leaf. At Local Bounti, we turn a new leaf in everything that we do, we challenge convention in product sustainability, well-being, and lifestyle. I’m super excited to be here at Local Bounti, and turn a new leaf together with our consumers, for them, for their families, and for our planet.

[end of video playback]

Travis: Well, we are very blessed that Local Bounti, to say the least, with tremendous talent and great people. I’m going to continue the presentation and just touch quickly on our strategy. Our strategy is to land, brand, and expand. I think something that we learned very early on is that this is a land grab, the move from outdoor to indoor, it’s here to stay and it’s happening and so you need to know what game you’re in, it’s a land grab, it’s also an arms race.

What that meant for us is you need to pick strategic locations in the western United States to plant those flags. Just as for instance, our facility in Pasco Washington, it’s equidistant to both Seattle, and Portland, and Boise, and only eight hours to Salt Lake City, so tremendous access to distribution all within a couple 100 miles. Landing and choosing locations that are strategic to distribution really matter. We’re deadly focused on placing those flags in the right places in the western United States.

As you land, you have to also brand and expand. There’s only two ways to increase revenue, increase your store count, and or increase your SKUs. We plan to do both. Out of the gates, we started out in the loose-leaf lettuce section. We started with four SKUs, we just added spring mix that’s five and we have line of sight on creating many more loose-leaf SKUs.

Living herbs is another category. Today, we’ve got two living herbs. We’ve got another three in the queue. We have one SKU of living lettuce with our living butter lettuce, which you saw here earlier and focusing on getting several more SKUs of living butter lettuce. Ultimately, one place that we really want to play is that wet wall section that you see in your grocery store with full head lettuce. That has not yet been penetrated by indoor ag. It’s a tremendous opportunity, not only to deliver customers delicious products and products that last longer, but it’s a tremendous branding opportunity as well, because today, that is a completely unbranded area of the store.

When I say SKU expansion, our goal is to be in three to five areas of retail with 30 to 40 SKUs over the next four years and we are well on our way. You can see here on our next slide that we’re being very strategic about the things that we’re trialing. Ultimately, we want to have lots of different blends at our disposal capable of satisfying and delighting customers and retailers for many years to come.

I think one thing that’s important to highlight here as well inside of Local Bounti’s proforma and business plan, the things that are not included. Just as a for instance, take on the next slide, international. Not part of our business plan. Not included in the proforma, yet, we believe that this is an international opportunity. Nor do we include things like subscription-based service, new product segments, franchising and licensing.

We’re deadly focused on capturing market in the Western United States, so our proforma doesn’t include lots of the upside, including crossing East of the Mississippi and expansion facilities east. We built our model with lots and lots of conservatism in mind and we’re very excited to get our next facility up and running in Pasco, Washington. With that, I will pause and pass the torch back to Craig.

Craig: Great, Travis. Thank you so much. I think the major takeaway here, and I think we’re going to head into some Q&A is, as we mentioned, Travis and I founded the company after trying to make an investment into the CEA space. We couldn’t find a company to invest in, so we intentionally started building Local Bounti backwards.

Cargill was something we wanted to do. Great unit economics is something we’ve back solved all for. Being local, having a brand, all of that was intentional. We’re building the business intentionally backwards, including the talent that we’ve added inside of Local Bounti. How we populate the business with talent, from which parts and which industries they come from, all of which are coming into Local Bounti to help us deliver on our commitments to our shareholders.

I would also like to mention that we also set the valuation in such a way intentionally. Our goal all along was to have a high-quality investor group such that we could really count on our investors moving forward.

As a result, our PIPE is very high quality. Our partner in Leo, who’s been with us every step of this journey has been great. They have a lot of experience in this space, and we could not be more excited to become a publicly traded company and really drive transparency into this industry and show the world that CEA can deliver on its commitments.

With that said, I think what I’d like to do is maybe, Cody, turn it back to you for some Q&A, and we could get some of the folks involved in the discussion.

Cody: Great. Thank you, Craig, and great presentation. We do have some questions that have come in and I just want to remind the audience, if you do have questions for the team here, feel free to type it into the Q&A chat function or feel free to send me an email. Like I said, we do have a few that have come in. I’ll start reading those off now.

The first one would be, can you give us more background on your relationship with Cargill? I know, Craig, you just touched on that a little bit. Specifically, how you came to know each other and what benefits having them under your tent provides Local Bounti?

Craig: Sure. Great, Cody. Thank you for that question. It’s a question we get very frequently. I think Cargill, living in the agricultural world, is not unaware of the fact that we’re wasting approximately 50% of the food that we’re producing. The reason we’re doing this is because as it relates to perishables, and let’s just call them leafies, most of those perishables and leafies are grown a long way from where the consumer is. As a result, food waste is through the roof.

Many of Cargill’s customers had been talking to them about, “Hey, can you help us solve for the tremendous waste that we’re realizing. We have new sustainability metrics, et cetera, et cetera.” Cargill started looking in the CEA space, and remember, as I said a minute ago, we were intentionally looking to “partner” with a large international AgTech conglomerate. Those two desires collided at the start of this year.

I think really where Cargill was coming from, was they had a similar situation in the cage-free egg industry, where many of their customers came to them and said, “Hey, look, we don’t want to be buying caged eggs anymore. We want to buy cage-free eggs.” They went out and helped some of the industry that was providing caged eggs and so on.

They’ve had success doing this before. They went out into the CEA world. We started talking and really hit it off, and primarily, revolving around our technology and our focus on unit economics. I can assure you, Cargill did a mountain of due diligence. Our teams were very connected for a long period of time.

As I said earlier, Travis and I were very excited that as our relationship got deeper and deeper, they wanted to get more and more connected to us. I’ll say that. The other thing I would like to say is our intentionality in wanting a relationship like we have with Cargill was to get access to their customers and that’s now playing out in real time.

In addition, the two people that made the decision on both the debt facility and the PIPE investment, one is located to in Southeast Asia and the other is located in Latin America. Most of the due diligence and the heavy lifting was done in Minneapolis. However, Cargill views this as a global opportunity.

As Travis mentioned, we don’t have an international facility in our proforma period, but it’s impossible for me to think after having built stuff all over the world as a CEO of the former business I mentioned, that Local Bounti will not be building facilities internationally, and I believe Cargill will play a role in helping us determine how to rack and stack those opportunities.

The Cargill relationship for us is it looks good on paper, really good on paper, but I wish you could sit in on the meetings and understand the texture and the relationships that are being built at all levels in the organizations, and to sense the enthusiasm at the working level.

Cody: Great. Thanks, Craig. Next question is, can you comment on timing of new SKUs and how you balance that with optimizing the profitability of your existing SKUs?

Craig: Travis, I’ll let you handle that one.

Travis: Great question. I think as it relates to new SKUs, we have a very rigorous process that we take any new SKU through. Really as we begin trialing new cultivars, new SKUs, we’ve trialed literally hundreds of cultivars through our facility. Really, what we’re solving for first and foremost, what we like to say Local Bounti is we do the mash.

That means that that SKU has to reach certain revenue and gross margin targets before we move it forward. In addition to target revenue and gross margin targets, the other thing that we’re solving for is taste texture flavor. At the end of the day, we’re a food company and we have a lot of people who are passionate about great tasting food.

As we roll out new SKUs, we make sure we take it through an independent process and make sure that it’s going to delight our customers. As it relates to overall SKU expansion, we anticipate double digit SKU expansion between this year and next year. We plan to expand our offering in head lettuce, also in lettuce blends, also in herbs. Ultimately, by 2025, as I touched on earlier, we want to be in three to five areas of retail with 30 to 40 SKUs. We’re constantly trying to improve the production capabilities of our existing SKUs as well. We have ongoing trialing inside of our facility to improve yields. 24/7 365, we’re focused on that.

Cody: Maybe this is a related outcome of that, but maybe just can you expand on your ability to generate positive gross margin at such an early stage of the company’s lifecycle?

Craig: Yes, I think, Cody, again, it’s intentional. As Travis mentioned, we studied vertical technology. We like the high yield part of that. We didn’t like the high-cost part of that. We studied the greenhouse side of the equation, and we liked the low cost, both operational and capital cost. We didn’t like the low yield.

We back solved for what you’re seeing in terms of positive margins. We back solved for that because, after doing our due diligence, it was clear that we needed great unit economics, but we also needed to have SKU diversity as Travis just mentioned.

With certain technologies, for example, in a pure vertical farm, you can only grow one or two things optimally, everything else you’re going to grow inside of that room is growing sub-optimally. That was not really an option for us. We intentionally solved backwards from wanting positive gross margins, literally from the get-go.

We feel like what that does for the investor now is they know they’ve got something that has positive gross margins and we’re improving on the technology, as Travis talked about earlier, with our Stack and Flow technology and we haven’t even really started on the genetic stuff. We started it, but we haven’t really seen the impact of things like genetics and other things that are going to really help get those margins up.

The whole margin thing for us, it just seems to us maybe this is my time at GE. You can’t have negative gross margins forever, and you can’t have them for three or four years. You need to figure that out quickly. We wouldn’t have started Local Bounti if we would have had four or five years of negative gross margins, wouldn’t have happened.

Cody: Great, thanks, Craig. We’re getting a lot of questions related to competitive landscape, barriers to entry, how does your product compare to organic, outdoor, so maybe if you can just expand upon that is from a competitive landscape lens, and it just goes deep in that subject as you can?

Craig: Sure, maybe I’ll start, Travis, then you can pick up. If you think about the size of the market for what we’re talking about, it’s about $30 billion in the US alone as I mentioned earlier. Less than 1% is farmed indoors.

As it relates to CEA, there’s going to be a big run here for a long time. You could argue there’ll be multiple winners in the skin side of the CEA space. However, I think the CEA industry, to me and to Travis, felt a little bit like Cleantech 1.0. For those of you that invested in the renewable space around the turn of the century, 2000 and 2005 maybe, there was a ton of capital that was flushed because people were really just chasing the concept of renewables and not really chasing the economics of what the underlying technology was.

To us, it felt a little bit like that in the CEA space. That’s one of the reasons why we said, let’s start something and focus on the economics because, sooner or later, those economics are going to manifest and come to roost. The way we designed our technology, the way we’re distributed, the way we’re local, the way we’re branding, all that plays into it.

The competitive landscape today is – Let’s just put it this way, Local Bounti has been in business for three and a half years. We have less than $15 million of equity invested in the business, we’re at 500 grocery stores.

There are other CEA players that have been in business and I could give you names, but we’ll just keep it blank for now, that have raised, let’s say, $200 million in one case, and $600 million– let’s say, $800 million, they still have negative gross margins and they are in a collective 250 grocery stores.

I think the CEA industry has not done itself a lot of favors. However, the clamor for the product, the demand side for something that lasts longer, tastes better, is grown more local, has no herbicides and pesticides, and listen to this, 90% less water and land, there is a demand for that product. The industry has got to step up and deliver.

We believe Local Bounti is doing that. There are others that will too, but Local Bounti is going to be a leader in that way. That’s the CEA competition competitive landscape if you will. However, our sight is more on what I’ll call traditional agriculture. I’ll put organic in there as well.

Organic products today, someone asked a question on one of the chats, where’s your pricing? Our price is right at the organic price. We’re not asking for a price premium. Even though here’s what you get with our product; you get no herbicides and pesticides, you get no triple wash, you get 90% less water and 90% less land, you get a product that wasn’t grown 1,500 miles away and had to go through a complete cold chain, food miles, carbon footprint, all of the rest of it and those two products sit on the shelf right next to each other at the exact same price point.

We’ve got our eye on the organic product, and the traditional product that is not organic, and say, why are we as customers willing to buy a product that is harmful to our families more so and more harmful to the planet?

Travis, I’ll turn it to you.

Travis: I think you pretty well covered it. I think as it relates to the competitive landscape, I think something very unique about Local Bounti with our Stack and Flow model is, we first and foremost, have had to develop talent with both vertical technology and horizontal technology. That’s not easy to do.

Most of our competitors are either vertical or greenhouse. That’s a tough retrofit of a vertical or greenhouse facility. It’s also a difficult talent equation to solve for. I think new entrants into the CEA market are also going to be faced with increased intellectual property. We have a diversified patent strategy, we’re looking to go both wide and deep.

Like I said, roughly 12 new patents in process right now and we believe that over time, we’re going to file many, many more. I think the other is just the trade secret side of the equation. Going slow to fast, and really focusing on our recipes that recipe development, integrating vertical, and greenhouse to produce a finished product, like our butter lettuce here, not easy, is all I have to say.

Today, as we develop more and more recipes, it’s copy-paste to our next facility in Washington State. We’ve got north of 12 viable recipes today and I’ll tell you, it’s a tough, tough trade secret to figure out. For all of us that are working on indoor, growing indoor, the real competition, it’s outside.

The market for outdoor-grown leafy greens and herbs is huge. I think that, ultimately, there’s a lot of room for a number of different winners to emerge over time.

Cody: Great, thanks, guys. Next question is outside, excuse me. We already answered that one. What automation/technology does Local Bounti use relative to a more traditional greenhouse or a farming technique?

Craig: Yes, great question. Thank you for that question. I think, Travis, maybe you and Dave can tackle this question. Maybe we start Travis with you or Dave and let’s jump in and attack that question because there’s a lot going on there.

Travis: Yes, I’ll maybe lead off and then, Dave, you can cover the gaps. I think in our first facility, there was what’s called a medium amount of automation. Where we’re focusing in our next facility is increased automation in all the transfer points and getting to a place where we’re closer to completely contactless. Human hand never touches the product. I’ll pass it to Dave.

Dave: Thanks, Travis. I think that’s right. As far as mentioned earlier, we do the math. We’re constantly evaluating what the return on capital is of each piece of automation that could take more labor out of the process. We’re not fanatical about doing technology for technology’s sake.

As we move towards complete automation, it’s going to be implementing off-the-shelf solutions and/or providing that connective tissue between different pieces of the process. We will be hands-free in Pasco so that’s exciting.

Craig: Hey, Dave, I’m really glad you mentioned that. We like to call it smart technology in the sense that we’re doing things that make economic sense and we’re not actually developing the technology to Dave’s point, it’s off-the-shelf technology. Thanks, Dave.

Cody: Thanks, guys. Next one is, what are your plans to quantify your carbon footprint versus traditional ag and the CEA industry as a whole?

Craig: Hey, Cody, we love this question. Gary, I’ll turn it over to you on this. I know you’ve got a mountain of information on this. Go ahead.

Gary: Thank you, Craig, good question. I think to make this answer relatively quick; we look at this in two parts. We’ve done a complete lifecycle analysis of our segment, the leafy green segment, all the way from the seed, all the way to our retail partners and we’ve completed a carbon lifecycle analysis for both traditional ag, vertical and greenhouse applications.

We have that as our comparative metric and then what we do as a business is we track all those same components in our facilities and we would know what our largest components are electricity, natural gas, and then packaging and things like that. We’re tracking all those components now and you’ll see this on our 2021 sustainability report, which is coming out later this year. Thank you.

Craig: Thank you, Gary.

Cody: Thanks, Gary. Next question is, how developed do you believe international markets are and greenhouse production excluding Europe?

Craig: That’s a very smart question whoever asked that question if they excluded Europe. Let’s take a look at that. The world’s a big place. One of the benefits of having been a CEO in a business that did things all over the world and also having worked at GE where we were selling things all across the globe, is you get a pretty good feel for things.

In addition, Mark McKinney, our Chief Operating Officer, as he said, has been responsible for hundreds of thousands of acres across six different countries. We have a pretty good feel. Local Bounti does not have an international facility in the proforma period. That is a fact.

However, we are evaluating what we like to call racking and stacking, where we would want to go if we were to do an international facility. That is an ongoing exercise. I will say, very robust.

We are in some very interesting conversations. That’s what we’re doing.

To answer the question specifically, and I believe the question was, how do you see the market globally? There are obvious places where this makes sense, obvious, Middle East. It’s a shiny object. Crystal clear. If you’ve ever been there, I had a home in the Dubai Marina, went back and forth for five years. We have a bunch of employees in the Middle East.

There’s going to be indoor farming in the Middle East. That’s going to happen. There are other places that may not be quite as obvious as that. I’ll point out Southeast Asia as one and the different countries inside of Southeast Asia, all have food supply issues and challenges. Again, all these things are further complicated with the supply chain and COVID where some of these countries are still really hurting from the COVID situation.

I think many of the countries now are looking at how can we take our own food supply and control it a little bit better? We’re in some very interesting conversations and I believe— I want to try to say this as humbly as possible. We believe that it’s best to prove you could deliver in a place like what we’re doing. Hamilton, Pasco, Colorado, Reno, then from there, take that internationally.

That’s our plan right now. I wouldn’t say that— I wouldn’t focus just on the obvious places. That’s what I would leave you with. There are some non-obvious places that I think have phenomenal potential returns for indoor farming.

Cody: Great. Thanks, Craig. Next question. Could you please describe the in-house automation? I’m interested in learning or understanding more about the movement of produce through the facility as well as the environmental controls and how much of that automation is proprietary to the Stack and Flow versus off the shelfs?

Craig: Really good question. A really important question. Travis let’s start with you, and then you can bring in who you need. Okay, bud?

Travis: Yes, sounds good. As I touched on, today, the first facility, medium amount of automation. We’re moving more towards contactless so fewer opportunities for a human hand to touch anything. It’s a mix of proprietary and not, and I think on the whole, when you think about, I think that there’s a piece on environmental as a question as well. There are a number of things between the beginning of the stack process to the end of the flow process that are proprietary. I can’t get too deep into it because of MNPI, but we will be filing lots of different patents on everything from computer vision, controls, form factor opportunities.

I think, ultimately, we’re going to end up with a very robust intellectual property horizontally, but then vertically in specific areas of our facility.

Dave, I’ll hand it to you if you want to touch on anything that I touched on in any more depth.

Dave: I think that that covers it.

Cody: Great. Thank you. Next question. As we monitor your number of SKU offerings going forward, do you anticipate additional SKUs being generated more from the vertical or greenhouse side of your technology, or should we anticipate additions equally balanced or is that dependent upon what new SKU you are adding?

Craig: Travis, why don’t you go ahead on that?

Travis: It’s a really great question. I think it’s important to clarify this point. Today, the integration of Stack and Flow, it’s always to produce a unit of sale, like our butter lettuce. This spends time in both phases of the facility and then we harvest it at the end of its target recipe maturity date.

Today, we’re integrating those areas of the facility to ultimately produce a finished good. It is possible that down the line, we may be able to produce products that are specific to our stack phase, but right now there’s so much upside in continuing to focus on the integration between those two spaces to improve yields. We’re deadly focused on that.

As Craig touched on, to date, all of our innovation has been between our four walls. We’ve yet to see any big yield improvements from focusing on genetics for example and that’s a tremendous opportunity over the next five years, because all of the genetic energy of the seed companies has historically been pointed towards outdoor ag.

We have so much more control of variables in indoor ag that there really will be a big opportunity to increase yields and also tastes texture, flavor, over time with plant breeding and focus on genetics.

Cody: Great. Thanks, Travis. As a follow up to that, are all SKUs assumptions based on fresh products, or will you be considering value-added products as well?

Travis: That’s a really great question. Our chief marketing officer is Josh White and he is lightning in a bottle all to himself. I think that it’s not something that’s in the proforma, we’re all about focus, but we do believe that ultimately there’ll be an opportunity to expand our product focus and leverage our products and our brands to extend into other areas of the grocery store.

Craig: Hey, Cody, I think one to add on to that too. I saw there was a question as well. Are we looking to apply our technology to the other products, to maybe help their efficiency? What I would say, there is not in the proforma but we’re in very deep conversations with multiple people to apply certain parts of our technology to help them become more efficient and more sustainable. Those conversations are ongoing.

Cody: Yes. Thanks, Craig. Craig, maybe back to you. You discussed doing a lot of due diligence and we have a question on that. What did you observe as far as inefficiencies in greenhouse nurseries? Was it just that they were not vertical or was it something else?

Craig: First of all, greenhouses are not necessarily inefficient. They’re just not as efficient as what we’re doing. Again, if you go back to the summary high-level summary, vertical farming, high yield, high CAPEX, high OPEX. Greenhouse farming, lower yield, lower CAPEX, lower OPEX.

The biggest problem with the greenhouse is you build a facility, you have to temperature control it, and you have to take care of it and do everything with it. Then you crack a seed, and on the one side of the greenhouse it’s just trade. All you could see as Travis phrases, white space, white space for a third of the whole facility, the whole bay, if you will.

The problem with that is, it’s not very efficient use of your HVAC, or your energy or anything else, lighting, all the rest of it. Not very efficient use of that. When we looked at the greenhouse technology, we couldn’t really get excited about it. If it was just either vertical or greenhouse, we wouldn’t have started Local Bounti.

We wouldn’t have entered the mix with a technology that was high yield, high cost or low yield, low cost. We had to back sell to get something better. To Dave’s point earlier, we didn’t want to reinvent a brand new technology. All the technology we’re applying, is technology that’s out there. It’s just we’re doing it differently. Think of peanut butter and chocolate, coming together making a Reese’s. Amazing, who would’ve ever thought that? That’s all we’ve done here at Local Bounti. That’s my answer. Travis, maybe you could give a couple more nuances on the greenhouse side of things?

Travis: The only other things I would touch on specific to because I think the focus of the question’s on greenhouse nurseries. The big challenge we saw with greenhouse nurseries, definite white space to the degree that there is in a greenhouse nursery, but also, just the number of plants you can fit per square foot are a lot lower. That’s first and foremost, and that means you’re heating and cooling a much bigger space when you could do it a lot more efficiently vertically.

The other is, when you think about the greenhouse bands, if you will, of both light and temperature, you got a bigger band to deal with. In vertical, you’ve got ridiculous environmental control. You can make the day as long or as short as you want and you can really hone in on those daytime, night time temperatures that you’re focused in on for whatever it is you’re growing.

Environmental control is first and foremost. I think the differentiator on the vertical side and the second is just a tremendous space and energy efficiency and that space and energy efficiency. We did the math, it translates to CAPEX, OPEX efficiency for Local Bounti.

Cody: Great. Thank you. Then I guess staying on the growing element for a minute in addition to water, electricity and HVAC, what else is used in your patented growing process?

Craig: Travis?

Travis: They hit the high points. The other is natural gas for heating purposes, and then in terms of other things used in the growing process, you have all of the things required to get the seed planted in media and then ultimately, cracked. All of the costs get sold required there. Then, obviously, you’ve got nutrients and other inputs to the process as well to keep the plants providing exactly what they need at every stage of their life.

Cody: Thank you. Then I guess the next one has to do with your expansion strategy, and the question is, should we expect gross margin and operating margins to vary by location?

Craig: Good question there. I guess maybe I’ll take a stab at it. Travis, then you can chime. I think this raises a really good question that is part of this and that is all around site selection. If you think about where to put one of these facilities, there’s a whole lot that goes into it. From the climate to the amount of sun to access to water. I know one of the questions was around water, access to renewable energy, et cetera.

Site selection is very important. Some of our competition is built putting facilities in large metropolitan areas where there may not be real good access to labor. You’ve got permitting issues, high costs, et cetera. None of that really fit in our maniacal focus on unit economics.

Where we’re looking at site selection, we have a very detailed approach to really getting the perfect site for us. The goal there is to ensure that the unit economics are exactly the same across each facility.

However, some of the realities of the costs in the different regions will be different in terms of energy, in terms of potentially water costs, et cetera and that could move those margins around a little bit. The underlying plant won’t know the difference because it’s going to be realizing the exact same environment in our facility at Pasco, or our facility in Montana, or our facility in Reno.

Wherever it is, it will be feeling the exact same environment. That’s kind of a high level. Travis, you or Dave may want to jump in on top of that.

Travis: Dave, you want to tackle?

Dave: Craig, that was a great reply and high yield low-cost, we’re focused on areas that are going to deliver very good margin. Of course, that’s going to slightly vary location to location, but they should be in the general ballpark of each other.

Craig: I can assure you, Cody, we spend a lot of time on site selection. It’s a big part of the process because where we’re putting these in order to be branded local and to be able to get the great unit economics, it’s an art form.

Cody: Thanks, guys. Stay on that subject a little bit, can you provide some color on your water sourcing and efficiency, how much are you relying on municipal water, and how may that vary by location?

Craig: Yes. Travis and Gary?

Travis: I’ll let you tackle that, Gary.

Gary: Thanks, Travis. Right now, our first facility, our Montana facility is using well water. That is not municipal water, so we’re able to use that directly out of the well, tested as required for our food safety and stuff like that. Our next facility in Pasco, will be municipal water. Just so you know, we do rainwater collection even in the high desert. It’s not as much as we’d like it to be, but it is what it is. We do recycle our condensate at our-- we will be recycling condensate at Pasco. We minimize our water usage by recycling and using rainwater, but we will be using 100% of our inbound water will be from municipalities.

Other sites will be dependent on what’s available locally. Municipal water is a good source for us because it’s clean and safe, but it will depend on sites. Thank you.

Cody: Thanks, Gary. This one might be for you as well, but the next question is, much of your SKU packaging seems to be in clamshell packs. With growing consumer aversion to plastics from a ESG perspective, is there any packaging innovations you’re working on to put your products in more sustainable forms?

Craig: Gary, go ahead. That’s a great question for you.

Gary: I think it’s a very, very good question. Packaging could be the source of the next 14 hours of conversation. We’ll try to keep it quick. Yes, we’re looking at a lot of different choices. Where our focus now is looking at the renewable packaging. We have a significant percentage of renewable content we’re packing already.

The renewable availability of renewable feedstocks is going up. We’re focusing on that, but yes, we have a moonshot going for packaging that could lead to high level of innovation of packaging, but it’s certainly an area we have a lot of teams working on that.

We’ll start on renewables because there’s a lot more renewable materials out there. A little bit of bio-based packaging and then a lot of innovations on top of that.

Craig: I think one other thing too, I think Gary touched on this. This is really a cross-functional problem. It goes all the way from the marketing group all the way to the sustainability group. Obviously, the operation group is inside of Mark’s facility.

When Gary says there’s a lot of people working on it, it’s a cross-functional effort. I will tell you what, our time and et cetera in the energy space is really going to service well here. I would believe that we’re really going to make an effort to lead in this space.

Gary: Craig, can I make one more comment? One comment you can’t forget with the reason we use the product we use is life extension. If we did not package our product properly, we wouldn’t get that that 3X life expectancy for the customers. That’s reducing a significant amount of shrink with our retail partners and consumer loss.

We can’t lose the value of that high quality packaging on the way to a more sustainable package because in the end, it would be less sustainable.

Craig: Thank you, Gary.

Cody: Thanks, Gary. We’ve got just a couple more questions. We appreciate the audience being so engaged here on this, but we’ll go ahead and take a couple more unless folks have additional questions.

Next question is, can you apply your Stack and Flow approach to other greenhouse crops to increase yields, for example, tomatoes?

Craig: Hey, Dave, why don’t you take that I touched on that. Why don’t you jump in on that one and just give a little bit of a flavor, because you’re the one right in the middle of this effort.

Dave: Absolutely. Our format can absolutely grow a variety of crops in a variety of ways. We continue to do R&D to explore how those opportunities are going to manifest commercially and which opportunities are approximate to where we are today. Those that have, we have a line of sight on how they can generate revenue, gross margin, EBITDA, et cetera. We’re working on that. Absolutely.

Cody: Great. Thank you. Next question is, why and how do products taste better and why do they last longer?

Gary: Well, that’s another good Dave one actually.

Craig: We love this question because I think we see the light bulbs go on when we explain this. Dave, why don’t you really walk through this one?

Dave: Sure. I think we’ve all seen a garden outdoors. We’ve all may be driven by agricultural production. Outside is a challenging environment. You’ve got tons of insects, tons of animals, birds, doing what they do out there in nature. That causes degradation of the product, and it causes bacterial load on the product, that with the soil and dirt.

That product, as it goes into processing, just has a lot of stuff on it. No matter how good your washing is, it’s impossible to eliminate that bacteria. You can lower that bacteria through triple washing but then you still have some amount of load on that outdoor product.

Whereas for us, we’re starting from a completely clean slate. We attribute almost no bacteria to that product during its life, because we don’t have a lot of those elements at play. We start off with 1/10th to 1/1000th the amount of bacteria. Our product just degrades at a much slower rate than outdoor as a result and it has a lower probability of creating a safety issue. Not completely safe, but a much lower probability.

I think that’s what’s really exciting about this product. It is transformative when it comes to shelf life. Then to touch on quality, the opportunity to change lighting schema, spectrum intensity, to change nutrients that the plant’s micronutrients, that the plant’s taking up, to augment flavor is exceptional.

We expect to see over the next few years, some really distinct and powerful and wonderful flavors come out of the products that we’re making, which will be differentiating for the company.

Craig: One more thing to add too, is just those products grown on the field, they have a long journey to most of the places where the products are consumed, and our products are going to be grown next door. You don’t have to go to a processing center, we pretty much, we are growing, harvesting, processing.

It’s growing from our facility straight into a distribution center, potentially in the same day and into the grocery store the next day. It’s a completely different process that we’re working through. Dave, great answer there. Thank you.

Cody: It looks like we’ve got our final question coming through and it has to do with the PIPE. Obviously, you guys have got great investors in the PIPE and maybe talk about, is that enough cash to take you through your build out plan?

Craig: Great question. I think to keep in mind, this is not our first rodeo as a management team. We’ve, again, thought through all these different scenarios. As it relates to your question, I’ll take you back to our relationship with Cargill. We’ve actually secured the $200 million debt facility and that’s going to help us a lot as well but yes, we believe we have enough cash to get us through where we’re going.

I think, again, it comes back to experience. It comes back to being scrappy. It comes back to knowing what you’re doing and how to stretch your dollar. I’ll give you a good example, at Local Bounti, we’re not paying short-term bonuses, annual bonuses, nobody, not the CEOs, nobody on management, nobody at the local level. Everybody’s incentivized via stock.

The reason for that is all of the capital. Whether we have zero redemptions or 100% redemptions, all of that capital is really important to us and we cherish each and every dollar we’ve got. We are good stewards of capital. We want to be capital efficient, and we have a plan for any and all scenario that comes out and we will deliver.

What you get with Local Bounti and what you get with this team is, I’m just going to backtrack just a little bit. We back solved to be here based on unit economics, a strong partnership with Cargill. Remember who was in the room from day one, Charles Schwab, Chuck himself, talking to Travis and I about, “Hey, start small and go big from there.” By the way, that’s what they do in the energy business. That’s our whole life coming from there.

You get a scrappy management team that is not really all about the race. In fact, we could argue, we might enjoy higher redemptions, just because we end up with more of the company as the management team because we’re going to be scrappy as hell no matter what.

Whatever falls out in the next three weeks, we’re going to close this transaction and we’re going to get it done and we’re going to scrap like hell and show everybody what positive gross margins do and how to run a CEA company with a lot of experience and a lot of diversity from all four corners of the globe. Hopefully, that added on to that question, Cody, for you.

Cody: It did. Thank you. Appreciate it. That wraps it for now. Craig, maybe I’ll just throw it back to you for some concluding remarks, but I sure enjoyed it.

Craig: Great. I’ll just conclude by, Cody, tagging on saying thank you to everybody. I know Travis and I, today, has been circled on our calendar for a while and I’ll tell you why. It’s such a privilege and an honor to be able to roll this business out in a time when we have a pandemic, we all can’t be together. It feels strange.

Hopefully, that time’s going to pass soon but here at Local Bounti, we’re looking at it in the following way. The world has a massive problem. We’re wasting 50% of the food we produce. How is that acceptable in 2021? How can we live as a human race and be happy with that? 90% of that food ends up in a landfill and they believe, when that food is decomposing, it creates 40% of the methane that, obviously, has a climate change impact.

The fact that we’re so wasteful is causing climate change is allowing us to be less wasteful. This is going to happen. It’s going to happen in a significant way, and we believe perishables will be the first place that happens on any scale.

However, after doing our due diligence, we couldn’t find a business that was investible and that’s why we started Local Bounti, and I will just take you to some simple facts that have a hell of a lot of work behind them. Positive gross margin in the first year, in our first plant, that’s really important. Cargill, really important.

The fact that we’ve got a management team with a lot of experience, really important. Also, our SPAC partner has been super helpful as well. The best is in front of Local Bounti. We’re very excited and we’re hopeful that we had an opportunity to answer all of your questions today.

I’ll tell you right now, if COVID disappears tomorrow, we would love to have all of you in our facility the next day so you could see it for yourself and meet us in real life. With that, Cody, I’d really like to thank the Gateway team for creating this opportunity. I’d like to thank everybody on the Local Bounti side, Kathy, our CFO, Mark McKinney, Dave Vosburg, Jeff Leggott, Gary, and of course my buddy, Travis Joyner.

Thanks, everybody, for today and thank you for all the listeners and your great questions. If you have any follow-up or interest, please send it out to Kathy and we will get back to you. Thanks so much.

Additional Information

In connection with the Business Combination, Leo filed with the SEC, on July 19, 2021, a Registration Statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”), containing a preliminary prospectus and preliminary proxy statement. After the Registration Statement is declared effective, Leo will mail a definitive joint proxy statement/prospectus and other relevant documents to its shareholders and public warrant holders. This communication is not a substitute for the Registration Statement, the definitive joint proxy statement/prospectus or any other document that Leo will send to its shareholders in connection with the Business Combination and public warrant holders in connection with the proposed amendment to the warrant agreement that governs all of Leo’s outstanding warrants (the “Warrant Amendment”). Investors and security holders of Leo are advised to read the preliminary joint proxy statement/prospectus in connection with Leo’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) and special meeting of public warrant holders to be held to approve the proposed Warrant Amendment and, when available, any amendments thereto and the definitive joint proxy statement/prospectus, because the joint proxy statement/prospectus contains important information about the Business Combination and the parties to the Business Combination and the proposed Warrant Amendment. The definitive joint proxy statement/prospectus will be mailed to shareholders and public warrant holders of Leo as of a record date to be established for voting at each of the extraordinary general meeting of shareholders and special meeting of public warrant holders. Shareholders and public warrant holders will also be able to obtain copies of the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus and other documents filed with the SEC without charge, once available, at the SEC’s website at www.sec.report or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Participants in the Solicitation

Leo and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination and public warrant holders in connection with the proposed Warrant Amendment. Investors and security holders may obtain more detailed information regarding the names of Leo’s directors and executive officers and a description of their interests in Leo in Leo’s filings with the SEC, including the preliminary joint proxy statement/prospectus of Leo for the Business Combination. Shareholders and public warrant holders will also be able to obtain copies of the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus and other documents filed with the SEC without charge, once available, at the SEC’s website at sec.report or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Local Bounti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Leo in connection with the Business Combination and the public warrant holders of Leo in connection with the proposed Warrant Amendment. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the definitive joint proxy statement/prospectus for the Business Combination when available.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Leo’s and Local Bounti’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Leo’s and Local Bounti’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Leo’s and Local Bounti’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the outcome of any legal proceedings that may be instituted against Leo and Local Bounti following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Leo or other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Leo’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Local Bounti or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement relating to the proposed Business Combination, including those under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Leo’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021, and which are set forth in the Registration Statement filed by Leo and in Leo’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Leo cautions that the foregoing list of factors is not exclusive. Leo cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made. Leo does not undertake or accept any obligation or undertaking to update or revise any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.